04013553

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING NOV 3 0 2004 WASH, D.C. 202 SECTION

SEC FILE NUMBER
8- 42323

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Consumer Concepts Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Austell-Powder Springs Rd., Suite 273
(No. and Street)

Austell, GA 30106
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vernon Collett 770-953-2234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Don R. Maples
(Name – *if individual, state last, first, middle name*)

1242 Moccasin Creek Rd., Clarkesville, GA 30523
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 0 7 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vernon Collett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Consumer Concepts Investments, Inc., as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

H. V. Collett II
Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Independent Auditors Report . . . 1

Statement of Financial Position . . . 2

Statement of Operations and Changes In Retained Earnings . . . 2

Statement Of Changes In Liabilities Subordinated To Claims Of General Creditors . . . 3

Statement of Cash Flows . . . 3

Notes to Financial Statements . . . 4

Supplementary Information . . . 6
- Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission . . . 6
- Schedule II - Computation of Determination of Reserve Requirements Under Rule 15c3-3 of Securities and Exchange Commission . . . 6
- Schedule III - Information Relating to Possession or Control requirements Under Rule 15c3-3 of Securities and Exchange Commission . . . 6

Report On Internal Control Structure Required by SEC Rule 17a-5 . . . 7

Don Maples CPA & Co
Certified Public Accountant
1242 Moccasin Creek Road
Clarkesville, Georgia 30523

Independent Auditors Report

November 22, 2004

Board of Directors
Consumer Concepts Investments, Inc.
Austell, Georgia

We have audited the accompanying statement of financial condition of Consumer Concepts Investments, Inc. as of September 30, 2004 and 2003, and the related statements of operations and changes in retained earnings, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consumer Concepts Investments, Inc. as of September 30, 2004 and 2003, and results of its operations and it's cash flows for the years then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Don Maples CPA & Co.

Don Maples CPA & Co

Consumer Concepts Investments, Inc.

Statement of Financial Position
As of September 30, 2004 and 2003

	2004	2003
ASSETS		
Cash	$ 84,808	$ 50,929
Accrued commissions receivable	48,432	46,128
Prepaid assets	4,704	15,229
Amounts due from representatives	13,824	
Property and Equipment-net		
Machinery and equipment	49,053	139,703
Leasehold improvements	1,200	1,200
Less accumulated deprecation	(32,650)	(44,169)
Property and Equipment-net	17,603	96,734
Investments	3,300	3,300
Total ASSETS	$172,671	$212,320
LIABILITIES & STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expense	$56,890	$76,904
Other accrued liabilities	40,944	-
	97,834	76,904
Stockholder's Equity		
10% Preferred stock (No par; Auth 175;issued 225)	225,000	225,000
Common stock(No par; Authorized 750 222 issued;528 unissued)	103,040	103,040
Additional paid-in capital	5,500	5,500
Retained earnings	(258,703)	(198,124)
Total Stockholder's Equity	74,837	135,416
Total LIABILITIES & STOCKHOLDER'S EQUITY	$172,671	$212,320

Statement of Operations and Changes In Retained Earnings
For The Years Ending September 30, 2004 and 2003

	2004	2003
Revenue		
Commissions	$1,269,073	$1,163,934
Brokerage fees	839	2,296
Marketing development allowances		11,456
Other	11,319	15,310
Total Revenue	1,281,231	1,192,996
Operating Expenses		
Commissions	908,840	871,292
Wages and salaries	131,885	135,257
Consulting and outside services	16,800	44,609
Travel	2,476	6,628
Rent	16,170	23,493
Office expense	10,507	6,504
Other expenses	13,553	23,562
Telephone	12,738	15,057
Payroll taxes	48,364	24,340
Legal and professional	48,525	25,637
Insurance	31,684	5,620
Depreciation expense	6,661	7,263
Bonding fees	10,964	16,575
Interest expense	142	-
Loss on abandoned assets	72,500	-
Total Operating Expenses	1,331,809	1,205,837
Net Income(Loss)	$(50,578)	$(12,841)
Beginning retained earnings	(198,124)	(164,984)
Preferred stock dividends	(10,000)	(20,299)
Ending retained earnings	$ (258,703)	$ (198,124)

The accompanying notes are an integral part of this statement

Consumer Concepts Investments, Inc.
Statement Of Changes In Liabilities Subordinated
To Claims Of General Creditors
For The Years Ended September 30, 2004 and 2003

	2004	2003
Subordinated Liabilities at October, 1	-0-	-0-
Increases	-0-	-0-
Decrease	-0-	-0-
Subordinated liabilities at September 30,	-0-	-0-

Statement of Cash Flows
For the Years Ended September 30, 2004 and 2003
Increase(Decrease) in Cash and Cash Equivalents

	2004	2003
Cash Flows from Operating Activities:		
Net income(loss)	$(50,578)	$(12,841)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	6,661	7,263
Change in accounts receivable	(2,304)	(610)
Change in prepaid assets	10,525	(6,372)
Change in other current liabilities	20,900	5,275
Loss on abandoned assets	72,500	-
Total Adjustments	108,282	5,556
Net Cash Provided by (Used by) Operating Activities	57,704	(7,285)
Cash Flows from Investment Activities:		
Investment in equipment	-	(17,645)
Cash Flows from Financing Activities:		
Preferred stock dividends	(10,000)	(20,299)
Amounts due from representatives	(13,824)	-
Net Cash Provided by (Used by) Financing Activities	(23,824)	(20,299)
Net Increase(Decrease) in Cash	33,880	(45,229)
Cash at Beginning of Period	50,928	96,158
Cash at End of Period	$ 84,808	$ 50,929

The accompanying notes are an integral part of this statement

NOTE 1 -Summary of Significant Accounting Policies

The financial statements of Consumer Concepts Investments, Inc. have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures. Actual results could differ from those estimates. The significant accounting policies applied in the preparation of the accompanying financial statements are described below:

Nature of the Business

The Company provides broker dealer services and other security related transactions. The Company is registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company, as an introducing broker, predominately sells a variety of financial products, including mutual funds, variable life and annuity insurance products. It derives additional revenue from advisory fees.

Concentrations

Since 1999, the Company has entered into an association with an insurance agency to sell variable life insurance and annuity products. The insurance agency has provided a significant sales force in order to sell these products. The revenues derived from this association are significant to the Company. The association with the insurance agency is by mutual agreement and may be terminated by either party. If the insurance agency terminates the relationship the company's operations would be adversely affected.

Commissions

Commissions are recorded when earned. Commissions on variable life contracts are subject to cancellation and repayment if the contract is canceled within a certain period of time. The Company records variable life commissions earned net of such cancellations. The company dose not believe there is a reasonable possibility that such cancellations will be material to the financial statements.

Marketing Development Alowances

Marketing development allowances are funds and incentives provided to the company and its representatives by suppliers to promote their products. Such funds are negotiated each year with the suppliers of the products and may vary significantly each year. The company received marketing development allowances of $nil in 2004 and $11,456 in 2003.

Accrued Commissions Receivable

Management believes that all accounts receivable as of September 30, 2004, were fully collectible. Therefore, no allowance for bad debts was provided.

Fixed Assets

The cost of office equipment, computer equipment, and leasehold improvements are depreciated over the estimated useful lives of the related assets. Depreciation is calculated primarily using accelerated methods

Included in machinery and equipment for 2003,is $72,500 of software development cost. This project was abandoned in 2004 and written off.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(rule 15c3-1), which requires the maintenance of minimum net capital. At September 30, 2004, net capital of $35,256, which was $30,256 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.80 to 1.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(rule 15c3-1), which requires the maintenance of minimum net capital. At September 30, 2004, net capital of $35,256, which was $30,256 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.80 to 1.

Note 2 - Income Taxes

The Company has approximately $202,714 of net operating loss carryforward which will expire in the years 2011 thru 2019. In the opinion of management it is more likely than not that the tax benefits of net operating losses will not be realized. Due to the net operating loss carryforward, no provision for income taxes was recorded in 2004 and 2003.

Note 3 - Reclassification of Financial Statement Presentation

Certain reclassification have been made to tne 2003financial statements to conform with the 2004 fnancial statement presentation. Such reclassifications had no effect on net income as previously reported.

Note 4 - Inquiries From Regulatory Agency

During 2003 the Company has received inquiries from NASD regarding the ownership of the company as stated on NASD form BD. In prior years the company has reported deficiencies in maintaining it's corporate records and compliance with such requirements. In addition, an agreement to purchase the company and or the stock of the company, was not completed. This led to additional problems concerning the ownership of the Company. The company is responding to the inquiries and is attempting to resolve all concerns expressed by NASD. As of the date of this report the matter has not been resolved and the ultimate outcome has not been determined.

Note 5 - Stock Ownership

On September 8, 2002, the Articles of Incorporation was amended to allow issue of 100,000 shares of Series A Voting common Stock, 900,000 shares of Series B Non Voting Common Stock par value $.001 and 100,000 shares of Preferred Stock. As of the Date of this report none of these shares have been issued in exchange of the old common and preferred shares and none of these shares have been issued as a result of the uncompleted purchase of the Company or the stock of The Company.

Note 6 - Preferred Stock Dividends

As part of the uncompleted sale of the Company or the stock of the company the responsibility of payment of preferred dividends has been assumed as follows:

1. A party to the uncompleted sale	$ 98,000	$ 9,800
2. The Company	100,000	10,000
3.Shares paid by a third party	27,000	2,700
	$225,000	$22,500

The effects of this has not been determined.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Consumer Concepts Investments, Inc.

Schedule I - Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended September 30, 2004

NET CAPITAL:	
Total stockholders' equity from statement of financial condition	$ 74,837
Deduct: Stockholder's equity not allowable for net capital	-0-
Total stockholders' equity qualified for net capital	74,837
ADD:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total capital and allowable subordinated Liabilities	74,837
Deduct:	
Non-allowable assets	39,581
Net Capital	$ 35,256
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness from statement of financial condition	$ 98,734
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum Net Capital Required	$ 5,000
Excess Net Capital at 1500%	$ 30,256
Excess Net Capital at 1000% (Net Capital - 10% of AI)	$ 25,383
Ratio: Aggregate Indebtedness to Net Capital	2.80 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$62,504
Audit adjustments:	
Accrued income	8,722
Accrued insurance expense	(22,113)
Additional non-allowable assets	(13,824)
Other	(33)
Net Capital, as reported above	$ 35,256

Schedule II - Computation of Determination of
Reserve Requirements Under Rule 15c3-3 of
Securities and Exchange Commission
For The Year Ended September 30,2004

Consumer Concepts Investments, Inc. does not maintain customer accounts and, therefore, the computation for determining reserve requirements pursuant to rule 15c3-3 is not applicable.

Schedule III - Information Relating to Possession or
Control requirements Under Rule 15c3-3 of
Securities and Exchange Commission
For The Year Ended September 30, 2004

Consumer Concepts Investments, Inc. does not maintain customer accounts and, therefore, this schedule is not applicable.

The accompanying notes are an integral part of this statement

Donald R. Maples CPA & Co
1242 Moccasin Creek Road
Clarkesville, Georgia 30523

Report On Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Consumer Concepts Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Consumer Concepts Investments, Inc. (the Company), for the year ended September 30, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements dose not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Consumer Concepts Investments, Inc. for the year ended September 30, 2004, and this report does not affect our report thereon dated November 22, 2004.

- The Company has received full payment for subscriptions to common and preferred stock, but has not issued the related stock certificates. The Company restructured it authorized capital and no shares have been issued.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other

regulatory agencies that rely on rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Don Maples CPA & Co

Don Maples CPA & Co
November 22, 2004